São Paulo-SP, November 28, 2008
SUAC-1222/08

To:
COMISSÃO DE VALORES MOBILIÁRIOS (BRAZILIAN SECURITIES COMMISSION)
Corporate Relations Department
Rio de Janeiro-RJ

Ref: BANCO ITAÚ HOLDING FINANCEIRA S.A. – Shareholders’ Meeting of November 28, 2008 (5.00 p.m.)

Dear Sirs,

1.     In compliance with the provisions of CVM Instruction 202/93, article 17, paragraph II, we hereby bring to your attention a summary of the decisions taken at the above-mentioned Shareholders’ Meeting:

a)	Corporate Name: changed to Itaú Unibanco Banco Múltiplo S.A.;

b)	Board of Directors: will hereafter consist of an even number of members, with a minimum of 10 and a maximum of 14 directors;

c)	Audit Committee: the rules for the composition and the basic conditions for the election of members were amended and refined;

d)	Board of Executive Officers: the maximum number of members was raised from 15 to 20;

e)	Bylaws: amendments to articles 1, 5 (5.1), 7 (7.1 and 7.1.1) and 11 (11.1);

f)	Reconstitution of the Board of Directors for the remainder of the present term of office.

2.    The minutes of the above-mentioned Shareholders’ Meeting will be forwarded to you by the IPE (Periodical and Eventual Information) system within the time period established in the above-mentioned Instruction.

Yours faithfully,

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Alfredo Egydio Setubal, Investor Relations Officer

cc:
- BOLSA DE VALORES DE SÃO PAULO (SÃO PAULO STOCK EXCHANGE)
Executive Operations Department
Corporate Relations Management (GRE)